SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on August 11, 2011

1. Date, Time and Venue: On August 11, 2011, at 2 p.m., by conference call, as expressly authorized by Article 21, §2, of the Company’s Bylaws.

2. Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Directors, therefore, the instatement and approval quora  were verified.

3. Presiding Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following resolutions were unanimously taken by the Board Members attending the meeting without any reservation:

4.1. In view of the resignation letter presented on July 18th, 2011, by Mr. Renato de Albuquerque, sitting member of the Board of Directors of the Company elected in the Extraordinary Shareholders Meeting held on October 14th, 2010, and considering that, after further analysis by the Nominating and Corporate Governance Committee and by the Board of Directors, it was found that such resigning member of the Board of Directors could be replaced by a non-independent director; appoint, in order to fill the vacant position in the Board of Directors of the Company, pursuant to Art. 150 of the Brazilian Federal Law no. 6.404/76 and to Art. 19, §1 of the Company’s Bylaws and in accordance with the proposal of the Nominating and Corporate Governance Committee, Mr. Odair Garcia Senra, Brazilian, widower, civil engineer, bearer of the Identity Card (RG) no. 3.259.126, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 380.915.938-72, with commercial address in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, no. 8.501, 19th floor, current Institutional Relations Officer of the Company, which shall cumulate both positions in the management of the Company and remain at the position of member of the Board of Directors until the first Shareholders Meeting held after this date.

4.2. The Board member elected hereby, having executed the Statement of Consent of Senior Managers of the BM&FBOVESPA’s Novo Mercado’s Listing Regulation, shall take office in its position by means of the execution of the instrument of investiture in the appropriate corporate book, when he shall also make the clearance representation provided in law.

4.3. Change the EBITDA margin guidance, previously disclosed by the Company regarding the fiscal year of 2011, which shall now be from 16% to 20% instead of the 18% to 22% previously disclosed.

5. Closing:  With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting.

Signatures: Caio Racy Mattar (President), Renata de Carvalho Fidale (Secretary). Board Members:  Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Junior, Wilson Amaral de Oliveira, Henri Philippe Reichstul, Guilherme Affonso Ferreira and Maria Letícia de Freitas Costa.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, August 11, 2011

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer